
May 19, 2020

Jeffrey Shepherd
Executive Vice President, Chief Financial Officer
Advance Auto Parts, Inc.
2635 East Millbrook Road
Raleigh, NC 27604

      Re: Advance Auto Parts, Inc.
          Form 10-K for the Fiscal Year Ended December 28, 2019
          File No. 001-16797

Dear Mr. Shepherd:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services